Exhibit 99.1

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

January 9, 2007
Basel, Switzerland

News Release

Ciba Specialty Chemicals appoints new Head
of Water & Paper Treatment Segment

The Board of Directors of Ciba Specialty Chemicals has appointed James McCummiskey (British, 57) as new Head of the Water & Pater Treatment Segment and member of the Executive Committee. He will succeed Mark Garrett in this position as of February 1, 2007.

James McCummiskey is currently Head of Business Line Water Treatment and Managing Director of the major production site in Bradford, UK. McCummiskey, a mechanical engineer by education, has held leadership positions in various business areas at Ciba for more than 30 years. He brings broad experience in the specialty chemicals field, especially in production as well as in marketing and sales.

Mark Garrett (44) has decided to leave Ciba Specialty Chemicals to pursue opportunities outside the Company.

Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals, comments: “I’d like to welcome James McCummiskey to our executive leadership team and wish him success in his new position. I thank Mark Garrett, also on behalf of the Board of Directors and the Executive Committee, for his valuable contribution throughout his 20-year career with Ciba. We wish him all the best for his future.”

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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company’s continued operations generated sales of CHF 6.1 billion and invested over CHF 270 million in R&D.

Virtual news kit:  www.cibasc.com/media

•	Press release
•	CV James McCummiskey
•	Photo (JPG) James McCummiskey

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